UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-12298

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114
Jacksonville, Florida 32202
(904) 598-7000

Report of Independent Registered Public Accounting Firm

Participants and The Employee Benefits and Retirement Investment Committee
Regency Centers 401(k) Profit Sharing Plan:
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia
June 20, 2016

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value:
Money market funds	$146,611	194,485
Common/collective trusts	11,363,835	10,807,680
Mutual funds	55,123,757	52,685,536
Self-directed accounts	656,039	750,472
Regency Centers Corporation common stock	7,672,215	8,391,743
Total investments	74,962,457	72,829,916

Receivables:
Notes receivable from participants	1,096,213	1,199,292
Employer contributions	1,444,176	1,307,483
Total receivables	2,540,389	2,506,775
Total assets	77,502,846	75,336,691
Liabilities
Accrued liabilities	100,490	100,487
Total liabilities	100,490	100,487
Net assets available for benefits	$77,402,356	75,236,204

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Investment income:
Net appreciation in fair value of investments	$442,287
Interest and dividends	1,101,688
Total investment income	1,543,975

Interest on notes receivable from participants	49,605

Contributions:
Employer	2,983,038
Participants	3,090,432
Rollovers	78,851
Total contributions	6,152,321

Total additions	7,745,901

Deductions from net assets attributed to:
Benefits paid to participants	5,436,412
Administrative expenses	143,337
Total deductions	5,579,749

Net increase	2,166,152

Net assets available for benefits:
Beginning of year	75,236,204
End of year	$77,402,356
See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.     Description of Plan

The following description of the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all employees of the Company, its subsidiaries and affiliates, who are at least 18 years of age and become eligible the first day of the quarter following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b) Contributions

Each eligible employee is automatically enrolled in the Plan, at a contribution rate of 3% on a pre-tax basis, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to one of six Wells Fargo age-based default funds. Additionally, on an annual basis, employee deferrals are automatically increased by 1%, up to a maximum contribution rate of 6%, unless the employee elects to decline. During 2015, participants may contribute up to $18,000 of annual compensation, on a pre-tax or after-tax basis, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts up to $6,000 (“catch-up contributions”) to the Plan that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $5,000. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2015, the Company’s profit sharing contributions totaled $1,444,176, and were paid in March 2016.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant’s Rollover Account.”

(c) Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian. Under a service agreement effective July 1, 2015, Regions bank was appointed Investment Manager for the Plan. The Plan is administered through the Company’s Employee Benefits Committee, which is appointed by the Company’s board of directors.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) plan earnings, and (c) a discretionary profit sharing contribution. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

(e) Notes Receivable from Participants

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deductions. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to his or her account.

(f) Investment Options

Participants direct the investment of their participant deferrals, Company matching, and Company profit sharing contributions into various investment options offered by the Plan, including a self-directed account. The self-directed account is comprised of assets invested at the discretion of Plan participants within certain guidelines as defined by the Plan.

(g) Vesting

Participants’ contributions and the Company’s matching contributions to the Plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contribution is cliff vesting based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age, which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h) Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency common stock fund account. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account ("IRA"). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made. In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations.

(i) Plan Expenses

Plan expenses are paid by the Plan sponsor. However, the Plan continues to pay and charge participant accounts for investment management fees, which are incurred to transact investments, and administrative fees to transact new participant loans.

(j) Forfeitures

Forfeitures are allocated in the subsequent year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of his or her compensation to total compensation, multiplied by total forfeitures. During 2015, amounts forfeited in prior years and earnings thereon totaling $23,425 were allocated to participants. At December 31, 2015 and 2014, unallocated forfeitures totaled $17,126 and $23,935, respectively.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

2.     Summary of Significant Accounting Policies

(a) Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

(b) Valuation of Investments and Income Recognition

One of the investment options offered by the Plan, the Wells Fargo Collective Stable Return Fund (N15) (the “Stable Return Fund”), is a common collective trust fund that is indirectly invested in fully benefit-responsive investment contracts. The Stable Return Fund is valued utilizing the Net Asset Value ("NAV") per share as a practical expedient for fair value, as reported by the manager of the collective trust fund.

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c) Notes receivable from participants

Notes receivable from participants are recorded at amortized cost plus accrued interest.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

(g) Recent Accounting Pronouncements

Employee Benefit Plan Accounting- In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB issued this Update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) that simplified certain aspects of employee benefit plan accounting.
•Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. The amendments in Part I are applied retrospectively and effective for fiscal years beginning after December 15, 2015; early application is permitted.
•Part II of ASU 2015-12 simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation of investments by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required. The amendments in Part II are applied retrospectively and effective for fiscal years beginning after December 15, 2015; early application is permitted.

•Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event. The amendments in Part III are applied prospectively and effective for fiscal years beginning after December 15, 2015; early application is permitted.

Fair Value Measurements- In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). Under ASU 2015-07, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. An entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This standard is effective for the plan retrospectively for fiscal years beginning after December 15, 2015 with early adoption permitted.

The Plan elected to early adopt applicable parts of ASU 2015-12 and ASU 2015-07 for the 2015 Plan year and the presentation of the Net Assets Available for Benefits as of December 31, 2014 has been retrospectively adjusted to conform to current year presentation.

3.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

4.    Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, received a tax opinion letter from the IRS dated March 31, 2014, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. The plan is subject to routine audits by taxing jurisdictions.

5.    Parties-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative and investment services amounted to $143,337 for the year ended December 31, 2015. The Plan also invests in the common stock of the Company from which it received dividend income of $249,778 during 2015.

6.    Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

• Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2015, there were no significant transfers in or out of levels 1, 2 or 3.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Plan Investments

Money market funds

The assets held in money market funds are valued at the NAV of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and are not categorized in the fair value hierarchy. NAV of the collective trust is calculated daily.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts are shares of money market funds and mutual funds valued at the NAV of shares held by the Plan. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation Common Stock

Equity securities directly held by the Plan consist of common stock of the Company with quoted prices in active markets and have been classified within Level 1.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

EIN: 59-3191743
Plan No. 001

Description		Units/Shares	Current Value
Money market funds:
*	Wells Fargo Advantage Treasury Plus Money Market Fund	146,611	$146,611
Common/collective trusts:
*	Wells Fargo Stable Return Fund (N15)	658,431	7,677,895
*	Wells Fargo/BlackRock S&P Midcap Index Fund (N35)	30,809	3,685,940
Mutual funds:
	American Funds Europacific Growth (R4)	83,143	3,700,682
	American Funds New Perspective (R4)	145,535	5,178,122
	Fidelity Balanced Fund	226,242	4,800,864
	Goldman Sachs Small Cap Value (Instl)	46,165	2,303,173
	John Hancock Disciplined Value Mid-Cap	188,174	3,603,528
	MFS Value (R3)	124,258	4,061,984
	T. Rowe Price Blue Chip Growth	97,352	7,046,346
	T. Rowe Price Midcap Growth	29,943	2,195,456
	Vanguard Developed Markets Index Fund Admiral	19,509	230,598
	Vanguard REIT Index Fund Admiral	23,289	2,631,187
	Vanguard Small Cap Index Fund Admiral	52,343	2,776,804
*	Wells Fargo Advantage - Dow Jones Target Today (I)	14,505	153,897
*	Wells Fargo Advantage - Dow Jones Target 2010 (I)	19,354	238,631
*	Wells Fargo Advantage - Dow Jones Target 2020 (I)	60,236	873,421
*	Wells Fargo Advantage - Dow Jones Target 2030 (I)	124,412	1,971,926
*	Wells Fargo Advantage - Dow Jones Target 2040 (I)	146,056	2,627,545
*	Wells Fargo Advantage - Dow Jones Target 2050 (I)	237,335	2,430,306
*	Wells Fargo Advantage Index (Admin)	88,811	5,435,211
*	Wells Fargo Advantage Core Bond Fund (Admin)	226,409	2,864,076
Other:
	Self directed funds	164,759	656,039
*	Regency Centers Corporation common stock	112,627	7,672,215
*	Participant loans (87 participant loans with interest rates ranging from 4.25% to 8.75% and maturity dates ranging from February 2016 to October 2029)		1,096,213
	Total		$76,058,670

*	Party-in-interest to the Plan
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 20, 2016	REGENCY CENTERS CORPORATION

	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Dixon Hughes Goodman LLP